Exhibit 99.1

Volvo: Frame Agreement between Renault Trucks and the GAZ Group for Manufacturing of Engines Under Licence

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 19, 2006--AB Volvo's (Nasdaq:VOLV)(STO:VOLVA)(STO:VOLVB) subsidiary Renault Trucks has signed a framework agreement on June 19 granting the GAZ Group of Russia to manufacture the Renault dCi 11 engine under licence. The engines will be manufactured for the Russian market and the CIS states (Commonwealth of Independent States).

The agreement is subsequent to the agreement in principle that Renault Trucks signed with GAZ Groups subsidiary RusPromAuto in the beginning of February this year. GAZ Group is a Russian automotive group with operations that include the manufacturing of trucks, buses, construction equipment and cars and the aim is to use Renault Trucks' dCi 11 engines in the various vehicles in the Group. In addition to manufacturing under license, the agreement includes purchase of certain manufacturing machinery, the possibility of using the tooling as well as training and education.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets.  Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in  Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49